Spansion Inc.

915 DeGuigne Drive

P.O. Box 3453

Sunnyvale, California 94088

(408) 962-2500

December 15, 2005

VIA FACSIMILE (202) 772-9218

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-6010

Re:	Spansion Inc.
Registration Statement on Form S-1 (File Number 333-124041)

Dear Mr. Buchmiller:

Spansion Inc. (the “Company”) hereby requests that the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) take the appropriate action to make the above-captioned Registration Statement on Form S-1 effective at 3:00 P.M., Washington, D.C. time, on December 15, 2005 or as soon thereafter as possible. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: Robert W. Phillips, by facsimile to (415) 395-8095.

In connection with this request, the Company acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or comments regarding the foregoing, please call Robert W. Phillips of Latham & Watkins LLP at (415) 395-8245. Thank you in advance for your consideration.

Very truly yours, SPANSION INC.

By:	/s/ Laurie A. Webb
Laurie A. Webb Vice President, Corporate and Securities Law

cc:	Robert W. Phillips, Esq.